SAZI FOODS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2022

SAZI FOODS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2022

- TABLE OF CONTENTS -

KUSHI & COMPANY, PC
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' COMPILATION REPORT

To Management
Sazi Foods, LLC
Stockbridge, MA 01262

Management is responsible for the accompanying financial statements of Sazi Foods, LLC, which comprise the balance sheet-cash basis as of December 31, 2022, and the related statements of income and expenses and member's equity-cash basis for the year then ended in accordance with the cash basis of accounting, and for determining that the cash basis of accounting is an acceptable financial reporting framework. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements and nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

The financial statements are prepared in accordance with the cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

Management has elected to omit substantially all of the disclosures ordinarily included in financial statements prepared in accordance with the cash basis of accounting. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the company's assets, liabilities, equity, revenue and expenses. Accordingly, these financial statements are not designed for those who are not informed about such matters.

Kushi + Company, PC

March 25, 2023

SAZI FOODS, LLC
STATEMENT OF INCOME & EXPENSES & MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022
(See Independent Accountants' Compilation Report)

UNAUDITED

REVENUE	$ --
GENERAL & ADMINISTRATIVE EXPENSES	
Consulting Fees	2,300
Research & Development	462
Marketing	6,279
Telephone & Internet	1,928
Legal Fees	1,509
Travel & Entertainment	2,743
Rent	3,000
Auto Expense	1,000
Dues	600
Office Supply & Expense	247
TOTAL EXPENSES	20,068
NET REVENUE (LOSS)	(20,068)
MEMBER'S EQUITY:	
Balance, Beginning	(50,000)
Member Contributions	20,068
MEMBER'S EQUITY, ENDING	$(50,000)

SAZI FOODS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2021

SAZI FOODS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2021

- TABLE OF CONTENTS -

KUSHI & COMPANY, PC

Certified Public Accountants

INDEPENDENT ACCOUNTANTS' COMPILATION REPORT

To Management
Sazi Foods, LLC
Stockbridge, MA 01262

Management is responsible for the accompanying financial statements of Sazi Foods, LLC, which comprise the balance sheet-cash basis as of December 31, 2021, and the related statements of income and expenses and member's equity-cash basis for the nine months then ended in accordance with the cash basis of accounting, and for determining that the cash basis of accounting is an acceptable financial reporting framework. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements and nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

The financial statements are prepared in accordance with the cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

Management has elected to omit substantially all of the disclosures ordinarily included in financial statements prepared in accordance with the cash basis of accounting. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the company's assets, liabilities, equity, revenue and expenses. Accordingly, these financial statements are not designed for those who are not informed about such matters.

Kushi + Company, PC

January 20, 2022

21 Henry Avenue, Pittsfield, MA 01201●413-443-4731●Fax 413-499-2521

SAZI FOODS, LLC
STATEMENT OF INCOME & EXPENSES & MEMBER'S EQUITY
NINE MONTHS FROM INCEPTION
MARCH 29, 2021 THROUGH DECEMBER 31, 2021
(See Independent Accountants' Compilation Report)

REVENUE	$ --
GENERAL & ADMINISTRATIVE EXPENSES	
Consulting Fees	35,700
Research & Development	1,200
Marketing	4,274
Telephone & Internet	1,265
Legal Fees	5,350
Office Supply & Expense	5,607
TOTAL EXPENSES	53,396
NET REVENUE	(53,396)
MEMBER'S EQUITY:	
Balance, Beginning	--
Member Contributions	3,396
MEMBER'S EQUITY, ENDING	$(50,000)